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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   3     )*
                                          ----

                          Jacor Communications, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                 469858  41  0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Sheli Z. Rosenberg
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3990
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 16, 1997
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

CUSIP No.  469858410                                                     Page   2    of   23

--------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Zell/Chilmark Fund, L.P.
               36-3716608

--------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                                (a)   [ ]
                                                                                (b)   [X]
--------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                          [ ]


--------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                          13,349,720
                             ---------------------------------------------------------------
   NUMBER OF SHARES          8       SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON        ---------------------------------------------------------------
     WITH                    9       SOLE DISPOSITIVE POWER

                                          13,349,720
                             ---------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,349,720

--------------------------------------------------------------------------------------------
   12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                      [ ]
--------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               31.6%

--------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13D

CUSIP No.  469858410                                                     Page   3    of   23

--------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Samstock, L.L.C.
               36-4156890
--------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                                 (a) [ ]
                                                                                 (b) [X]
--------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
               00
--------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                                     [ ]
--------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                          437,858
                             ---------------------------------------------------------------
      NUMBER OF SHARES       8       SHARED VOTING POWER
   BENEFICIALLY OWNED BY
   EACH REPORTING PERSON
          WITH               ---------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                          437,858

                             ---------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               437,858
--------------------------------------------------------------------------------------------
   12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                     [ ]
--------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.0%
--------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13D

CUSIP No.  469858410                                                     Page   4    of   23

--------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SZ2 (IGP) Partnership
               36-3870923
--------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                          (a) [ ]
                                                                          (b) [X]
--------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
               WC
--------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                   [ ]


--------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Illinois
--------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                          60,243
                             ---------------------------------------------------------------
     NUMBER OF SHARES        8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH              ---------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                          60,243
                             ---------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,243
--------------------------------------------------------------------------------------------
   12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                               [ ]
--------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.1%
--------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13D

CUSIP No.  469858410                                                     Page   5    of   23

--------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Anda Partnership
               88-0132846
--------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
               WC
--------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               [ ]


--------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada
--------------------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                          235,770
                             ---------------------------------------------------------------
                             8       SHARED VOTING POWER
       NUMBER OF SHARES
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON    ---------------------------------------------------------------
             WITH            9       SOLE DISPOSITIVE POWER

                                          235,770
                             ---------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               235,770
--------------------------------------------------------------------------------------------
   12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.6%
--------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
 CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS
             THEY HAVE IN THE SCHEDULE 13D AND AMENDMENTS THERETO.



Item 1.          Security and Issuer

                 The Issuers' new business address is: 50 E. Rivercenter Blvd., 12th floor, Covington, KY 41011.

Item 2.          Identity and Background

                 (a) - (c) This Item is being amended to add the following entities as Reporting Persons:


                          1) Samstock, L.L.C., a Delaware limited liability company ("Samstock");
                          2) SZ2 (IGP) Partnership, an Illinois general partnership ("SZ2"); and
                          3) Anda Partnership, a Nevada general partnership ("Anda").

                 The business address of Samstock, SZ2 and Anda is Two N. Riverside Plaza, Chicago, IL 60606. The business of each of the new Reporting Persons is investments. Certain information concerning Samstock, SZ2 and Anda is set forth in Appendix B hereto, as is amended information concerning Zell/Chilmark.

                 (d) and (e) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix B attached hereto, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

                 On May 16, 1997, Samstock and Anda purchased 437,858 shares of Common Stock and 235,770 shares of Common Stock, respectively, at $29.69 per share from the Issuer for total consideration of $13,000,004.02 and $7,000,011.30, respectively. The source of funds for the purchase by Samstock was a capital contribution from the member of Samstock, who in turn had received capital contributions from its members. The source of funds for the purchase by Anda was the working capital of Anda.

Item 4.          Purpose of Transaction

                 Samstock and Anda purchased the shares of Common Stock reported herein for investment purposes.

Item 5.          Interest in Securities of the Issuer

                 (a) To the best knowledge of the Reporting Persons, there are 42,217,948 shares of Common Stock issued and outstanding as of the date hereof. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of the following shares which represent the following percentages of the shares of Common Stock outstanding:

                 REPORTING PERSON:               NUMBER OF SHARES:         PERCENTAGE OF OUTSTANDING:
                 -----------------               -----------------         --------------------------
                 Zell/Chilmark                         13,349,720                   31.6%

                 Samstock                                 437,858                    1.0%

                 SZ2                                       60,243*                   0.1%*

                 Anda                                     235,770                    0.6%

                 * Assumes the exercise of 296,000 warrants to purchase 60,243 shares of Common Stock at $28.00 per share.

                 Additionally, those persons listed in Appendix B hereto beneficially own the following number of shares of Common
                 Stock:

                 1) Sheli Z. Rosenberg is the beneficial owner of (i) 3,550 shares of Common Stock; (ii) options to purchase 7,000 shares of Common Stock; and 1,794 Common Stock units.

                 2) Samuel Zell may be deemed to be the beneficial owner of 5,000 shares of Common Stock which are beneficially owned by the Rochelle Zell Revocable Trust. Mr. Zell is a co-trustee of such trust and disclaims beneficial ownership of the 5,000 shares of Common Stock.

                 3) Timothy Callahan is the beneficial owner of 500 shares of Common Stock.

                 4) Rochelle Zell may be deemed to be the beneficial owner of 5,000 shares of Common Stock which are beneficially owned by the Rochelle Zell Revocable Trust. Mrs. Zell is the beneficiary and co-trustee of such trust.

                 5) Roger S. Baskes may be deemed to be the beneficial owner of 5,000 shares beneficially owned by the Rochelle Zell Revocable Trust. Mr. Baskes is a co-trustee of such trust and disclaims beneficial ownership of the 5,000 shares of Common Stock. Additionally, the RSB Properties Trust E is the beneficial owner of 5,000 shares of Common Stock. Mr. Baskes' family are the beneficiaries of such trust. Mr. Baskes disclaims beneficial ownership of the 5,000 shares.

                 6) Rod F. Dammeyer is the beneficial owner of options to purchase 17,000 shares of Common Stock and 1,794 Common Stock units.

                 7) David M. Schulte may be deemed to be the beneficial owner of 500 shares of Common Stock beneficially owned by Chilmark Investment Partners, L.P., a partnership comprised of Mr. Schulte and family members.

                 (b) Zell/Chilmark, Samuel Zell, Sheli Z. Rosenberg, Rod F. Dammeyer and David M. Schulte share the power to vote and to direct the vote of and share the power to dispose or to direct the disposition of the 13,349,720 shares of Common Stock beneficially owned by Zell/Chilmark.

                 Samstock, Arthur A. Greenberg, Sheli Z. Rosenberg and Samuel Zell share the power to vote and to direct the vote of and share the power to dispose and to direct the disposition of the 437,858 shares of Common Stock beneficially owned by Samstock.

                 SZ2, Sheli Z. Rosenberg, Arthur A. Greenberg, Roger S. Baskes and Rochelle Zell share the power to vote or to direct the vote of the 60,243 shares of Common Stock beneficially owned by SZ2 (assuming the exercise of the 296,000 warrants to purchase 60,243 shares of Common Stock beneficially owned by
                 SZ2) and share the power to dispose or to direct the disposition of the 296,000 warrants to purchase 60,243 shares of Common Stock or the 60,243 shares of Common Stock beneficially owned by SZ2 (assuming the exercise of the 296,000 warrants to purchase 60,243 shares of Common Stock).

                 Anda, Ann Lurie and Mark Slezak share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 235,770 shares of Common Stock beneficially owned by Anda.

                 The voting arrangements for the Common Stock reported for those persons in Appendix B are as follows:

                 1) Sheli Z. Rosenberg has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the 3,550 shares of Common Stock; the 7,000 shares of Common Stock assuming the exercise of the options to purchase 7,000 shares; and the 1,794 shares of Common Stock units assuming the conversion of the 1,794 Common Stock units.

                 2) Samuel Zell, Rochelle Zell and Roger S. Baskes share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of the 5,000 shares of Common Stock beneficially owned by the Rochelle Zell Revocable Trust.

                 3) Timothy Callahan and his spouse share the power to vote or to direct the vote of and share the power to dispose or to direct the disposition of 500 shares of Common Stock.

                 4) Roger S. Baskes, as the beneficiary of the RSB Properties Trust E, has no power to vote or to direct the votes of and no power to dispose or to direct the disposition of the 5,000 shares of Common Stock beneficially owned by the RSB Properties Trust E.

                 5) Rod F. Dammeyer has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 17,000 shares of Common Stock assuming the exercise of the options to purchase 17,000 shares of Common Stock and of 1,794 shares of Common Stock assuming the conversion of 1,794 Common Stock units.

                 6) David M. Schulte, as general partner of Chilmark Investment Partners, L.P., has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the 500 shares of Common Stock beneficially owned by Chilmark Investment Partners, L.P.

                 (c) During the last sixty days, the Reporting Persons effected the following transactions:

                          (i) On April 9, 1997, SZ2 purchased in open market transactions at $2.13 per warrant 271,000 warrants to purchase 55,155 shares of Common Stock at $28.00 per share and 25,000 warrants at $2.00 per warrant to purchase 5,088 shares of Common Stock at $28.00 per share; and

                          (ii)    On May 16, 1997, Samstock and Anda
                                  purchased from the Issuer 437,858 shares of Common Stock and 235,770 shares of Common Stock, respectively, at $29.69 per share.

                 (d) and (e) Not applicable.

                 Contract, Arrangements, Understandings or Relationships With
Item 6.          Respect to Securities of the Issuer

                 On May 16, 1997, the Issuer and its subsidiaries entered into an agreement ("Stock Purchase Agreement") with Equity Group Investments, Inc.'s ("EGI") affiliated designees wherein such designees agreed to purchase a total of 673,628 shares from the Issuer and the Issuer agreed to sell such shares to EGI's affiliated designees. The Stock Purchase Agreement and the Underwriting referenced in the Stock Purchase Agreement were filed as Exhibits 1.2 and 1.1, respectively, to the Issuer's Form 8-K dated as of May 15, 1997 and filed with the Securities and Exchange Commission ("Commission") on May 19, 1997 and are incorporated in their entirety, herein by reference.

                 Zell/Chilmark and Samuel Zell, a director of the Issuer, entered into agreements ("Lock-Up Agreements") with Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Smith Barney Inc. (the "Underwriters") wherein Zell/Chilmark and Samuel Zell agreed not to offer to sell, sell, distribute, grant any option to purchase, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any other securities convertible, exercisable, or exchangeable into shares of Common Stock beneficially owned by Zell/Chilmark or Mr. Zell for a period of 120 days from May 15, 1997.

Item 7.          Material to be Filed as Exhibits

                 The Stock Purchase Agreement and the Underwriting Agreement are herein incorporated by reference to Exhibits 1.2 and 1.1, respectively, of the Issuer's Form 8-K dated as of May 15,1997 and filed with the Commission on May 19, 1997.

Exhibit 2 Letter of Direction from Equity Group Investments, Inc. dated May 20, 1997

Exhibit 3        Lock-Up Agreement for Samuel Zell dated May 12, 1997

Exhibit 4        Lock-Up Agreement for Zell/Chilmark Fund, L.P. dated May 12,
                 1997

Exhibit 5        Joint Filing Agreement dated May 16, 1997

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Samstock, L.L.C.                           Zell/Chilmark Fund, L.P.

By:    SZ Investments, L.L.C.,             By:    ZC Limited Partnership,
       its sole member                            general partner
                                           By:    ZC Partnership, general
By:    Zell General Partnership, Inc.,            partner
       a member                            By:    ZC, Inc., a partner


By:   /s/ Sheli Z. Rosenberg               By:    /s/ Sheli Z. Rosenberg
      ----------------------------------          -----------------------------
      Sheli Z. Rosenberg,                         Sheli Z. Rosenberg,
      Vice President                              Vice President



Anda Partnership                           SZ2 (IGP) Partnership

By:   Ann Only Trust, a partner



By:   /s/ Mark Slezak                      By:    /s/ Sheli Z. Rosenberg
      ----------------------------------          -----------------------------
      Mark Slezak, Co-Trustee                     Sheli Z. Rosenberg, Partner


DATED:  MAY 28, 1997
            --

                                 EXHIBIT INDEX




EXHIBIT                                                                      PAGE
 NUMBER                             DESCRIPTION                             NUMBER
 ------                             -----------                             ------
   *                          Restructuring Agreement                         *

   *                        Amended Agreement of Merger                       *

   *                        Agreement of Understanding                        *

   1                       Jacor Shareholders Agreement                       **

  ***                        Stock Purchase Agreement                        ***

  ***                         Underwriting Agreement                         ***

   2             Letter of Direction from Equity Group Investments            15
                              Inc. dated May 20, 1997

   3              Lock-Up Agreement for Samuel Zell dated May_12,             16
                                       1997

   4              Lock-Up Agreement for Zell/Chilmark Fund, L.P.              19
                                dated May 12, 1997

   5                 Joint Filing Agreement dated May 16 ,1997                22





  * Incorporated herein by reference to Appendix A, B and C, respectively, of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, File No. 33-53612.

 **      Previously filed.

*** Incorporated herein by reference to Exhibits 1.2 and 1.1, respectively, of the Issuer's Form 8-K dated as of May 15, 1997 and filed with the Commission on May 19, 1997.

                                   APPENDIX B


Information concerning the members of Samstock, and the partners of SZ2 and Andrea and amended information concerning Zell/Chilmark:


Samstock, L.L.C.

         Samstock is a Delaware limited liability company whose sole member is SZ Investments, L.L.C., a Delaware limited liability company. The members of SZ Investments, L.L.C. are: 1) Alphabet Partners, an Illinois general partnership; 2) ZFT Partnership, an Illinois general partnership; and 3) Zell General Partnership, Inc.

         Alphabet Partners is composed of three trusts created for the benefit of Samuel Zell. Arthur A. Greenberg is the sole trustee of the three trusts. Mr. Greenberg is a principal in the accounting firm, Greenberg & Pociask, P.C. Mr. Greenberg is a citizen of the United States of America. The address for Alphabet Partners and Mr. Zell is Two N. Riverside Plaza, Chicago, IL 60606.

         ZFT Partnership is composed of fifteen trusts created for the benefit of Samuel Zell. Sheli Z. Rosenberg is the sole trustee of the fifteen trusts. Mrs. Rosenberg is President and Chief Executive Officer of Equity Group Investments, Inc. ("EGI") and a principal in the law firm of Rosenberg & Liebentritt, P.C. Mrs. Rosenberg is also a director and Vice Chairperson of the Board of the Issuer. Mrs. Rosenberg is a citizen of the United States of America. The address for ZFT Partnership and Mrs. Rosenberg is Two N. Riverside Plaza, Chicago, IL 60606.

         Zell General Partnership, Inc. ("Zell G.P.") is an Illinois corporation whose sole stockholder is Samuel Zell as Trustee of the Samuel Zell Revocable Trust under trust agreement dated January 17, 1990. Mr. Zell is also the beneficiary of the trust. The officers of Zell G.P. are: Samuel Zell, President and Sheli Z. Rosenberg, Timothy Callahan, Arthur A. Greenberg and Donald J. Liebentritt, Vice Presidents. Mr. Zell is Chairman of the Board of EGI and Chairman of the Board of the Issuer. Information concerning Mrs. Rosenberg and Mr. Greenberg is above. Mr. Callahan is President and Chief Executive Officer of Equity Office Holdings, L.L.C. and a citizen of the United States of America. Mr. Liebentritt is Executive Vice President and General Counsel of EGI and a principal in the law firm of Rosenberg & Liebentritt, P.C. Mr. Liebentritt is a citizen of the United States of America. The address for Zell G.P., Messrs. Zell, Callahan, Greenberg and Liebentritt and Mrs. Rosenberg is Two N. Riverside Plaza, Chicago, IL 60606.

         The officers of Samstock are: Samuel Zell, President and Sheli Z. Rosenberg, Timothy Callahan, Arthur A. Greenberg, and Donald J. Liebentritt, Vice Presidents. Information concerning these individuals is above.

SZ2 (IGP) Partnership

         SZ2 is composed of Mrs. Rosenberg and twenty trusts created for the benefit of Samuel Zell or his family. The trustees of the twenty trusts are Roger S. Baskes, Rochelle Zell or Arthur A. Greenberg. Roger S. Baskes and Rochelle Zell are both private investors and citizens of the United States of America. Information concerning Mr. Greenberg is above. The address for SZ2 and Mr. Greenberg is Two N. Riverside Plaza, Chicago, IL 60606. The address for Mr. Baskes is 980 N. Michigan Ave. Chicago, IL 60611. The address for Mrs. Zell is 1555 N. Astor St., Chicago, IL 60611.

Anda Partnership

         Anda Partnership is composed of ten trusts created for the benefit of Ann Lurie and her family. Ann Lurie and Mark Slezak are the co-trustees of the ten trusts. Mrs. Lurie is a private investor and a citizen of the United States of America. Mr. Slezak is a Vice President and Treasurer of Lurie Investments, Inc. and a citizen of the United States of America. The address for Anda Partnership, Mrs. Lurie and Mr. Slezak is Two N. Riverside Plaza, Chicago, IL 60606.





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


Zell/Chilmark Fund, L.P.

         Information concerning Zell/Chilmark was contained in the original
Schedule 13D. That information is amended as follows: Zell/Chilmark is controlled by Samuel Zell, David M. Schulte, Rod F. Dammeyer and Sheli Z. Rosenberg. Zell/Chilmark is controlled by its sole general partner, ZC Limited. ZC Limited is controlled by its sole general partner, ZC. ZC has delegated its full power and authority to represent itself to an executive committee of ZC comprised of Messrs. Zell and Schulte and two delegates appointed by Mr. Zell. Mr. Zell has appointed Mr. Dammeyer and Mrs. Rosenberg as his delegates.

         Information concerning Mr. Zell and Mrs. Rosenberg is above. Information concerning Mr. Schulte was contained in the original Schedule 13D and remains correct, except Mr. Schulte no longer devotes all of his time to the affairs of Zell/Chilmark. Mr. Dammeyer is Managing Director of EGI Corporate Investments, a division of EGI. Mr. Dammeyer is also a director of the Issuer. The address for Mr. Schulte is 875 N. Michigan Ave., Chicago, IL 60611. The address for Zell/Chilmark and Mr. Dammeyer is Two N. Riverside Plaza, Chicago, IL 60606.

         Amended information for ZCI and CZI, the sole partners of ZC, is a follows:

                   The officers of ZCI are now:

                   Samuel Zell                            President

                   Rod F. Dammeyer                        Vice President

                   Donald J. Liebentritt                  Vice President

                   Sheli Z. Rosenberg                     Vice President

         All other information about ZCI contained in the original Schedule 13D remains correct. Information concerning Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg is above. The address for ZCI, Messrs. Zell, Dammeyer and Liebentritt, and Mrs. Rosenberg is Two N. Riverside Plaza, Chicago, IL 60606.

                   The officers of CZI are now:

                   David M. Schulte                        President

                   Joel S. Friedland                       Vice President

                   Matthew R. Rosenberg                    Vice President

         All other information about CZI contained in the original Schedule 13D remains correct. Information concerning Messrs. Schulte and Friedland was contained in the original Schedule 13D and remains correct except they no longer devote all of their time to the affairs of Zell/Chilmark. Mr. Rosenberg is a general partner of Chilmark Partners, L.P. and a citizen of the United States of America. The address for CZI, Messrs. Schulte, Friedland and Rosenberg is 875 N. Michigan Ave., Chicago, IL 60611.





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